UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

General Motors Company

File No. 333-168919 - CF#25901

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General Motors Company submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 18, 2010, as amended.

Based on representations by General Motors Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3   through October 27, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin T. Dobbie
Special Counsel